Exhibit 77 C for FCT 11/30/2006 N-SAR: Submission of Matters to a Vote of Shareholders

The Joint Annual Meetings of Shareholders of First Trust Value Line(r) Dividend Fund, First Trust/Four Corners Senior Floating Rate Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, First Trust/Value Line(r) & Ibbotson Equity Allocation Fund, and First Trust/Four Corners Senior Floating Rate Income Fund II were held on September 11, 2006.

At the Annual Meeting, the Fund's Board of Trustees, consisting of James A. Bowen, Niel B. Nielson, and Richard E. Erickson were elected by holders of Common and Preferred Shares voting together as a single class, to serve an additional one-year term. The number of votes cast for James A. Bowen was 21,256,268, the number of votes withheld was 295,771 and the number of abstentions was 3,724,729. The number of votes cast for Niel B. Nielson was 21,249,964, the number of votes withheld was 302,075 and the number of abstentions was 3,724,729. The number of votes cast for Richard E. Erickson was 21,260,101, the number of votes withheld was 291,938 and the number of abstentions was 3,724,729.

Also at the Annual Meeting of Shareholders of the Fund, two of the Fund's Board of Trustees, Thomas R. Kadlec and Robert F. Keith, were elected by the AMP Shares to serve an additional one-year term. The number of votes cast for each Trustee was 1,349, there were no votes withheld for either Trustee and the number of abstentions for each Trustee was 2,651.